Cultivate Kitchen

Profit and Loss

January - December 2024

	TOTAL
Income	
Interest Income	4.67
Less Returns and Allowances	102.47
Sales	925,333.13
Total Income	**$925,440.27**
Cost of Goods Sold	
Delivery Service Fee	11,540.00
Food Production & Supplies	264,274.67
Gift Cards	2,405.85
Product for Resale	1,107.44
Shipping	147.09
Total Cost of Goods Sold	**$279,475.05**
GROSS PROFIT	**$645,965.22**
Expenses	
Advertising & Marketing	7,829.11
Graphic Design	246.95
Total Advertising & Marketing	**8,076.06**
Auto Expense	2,564.00
Registration	389.20
Total Auto Expense	**2,953.20**
Bank Charges & Fees	50.00
Square POS Fees	1,103.30
Total Bank Charges & Fees	**1,153.30**
Business Meals	833.40
Charitable Donations	4,417.24
Commissions	1,457.41
Contractors	52,738.83
Accountant/Bookkeeping	3,037.65
Customer Service	3,766.97
Total Contractors	**59,543.45**
Depreciation Expense	44,983.00
Dues and Subscriptions	159.79
Employee Gifts	204.00
Employee Meals	495.42
Insurance	4,395.64
Workers Compensation	1,488.59
Total Insurance	**5,884.23**
Interest Paid	5,284.46
Legal & Professional Fees	23.97
CPA	495.00
Total Legal & Professional Fees	**518.97**

Cultivate Kitchen

Profit and Loss

January - December 2024

	TOTAL
Licenses and Permits	125.00
Loan Interest	2,740.09
Memberships and Subscriptions	474.71
Office Supplies	554.84
Software	9,243.07
Total Office Supplies	**9,797.91**
Parking	2.00
Payroll Expenses	
Bonus	250.00
Employer Payroll Taxes	2,135.88
CO Solvency Surcharge	2,140.84
CO Support Surcharge	797.86
CO UI Tax	7,225.41
FUTA	539.91
Medicare	3,732.59
Social Secuirty	15,960.08
Total Employer Payroll Taxes	**32,532.57**
Health Insurance Reimb. - HRA	2,727.00
Officer Wages - Cameron Kenne	38,365.32
Officer Wages - Katrina High	38,365.32
Paycheck Tips	36,963.62
Processing Fees	1,569.00
Regular Wages	158,527.27
Total Payroll Expenses	**309,300.10**
Reimbursements	1,074.66
Rent Expense	3,902.01
Lease of Buildings	61,657.38
Storage	3,110.95
Total Rent Expense	**68,670.34**
Repairs	1,337.68
Pest Control	1,668.50
Total Repairs	**3,006.18**
Supplies & Materials	31,633.28
Travel Expense	48.00
Utilities	2,548.86
Total Expenses	**$565,385.06**
NET OPERATING INCOME	**$80,580.16**
NET INCOME	**$80,580.16**

Cultivate Kitchen

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Savings #1625	80,004.67
Key Bank Checking	34,104.73
Venmo	0.00
Total Bank Accounts	**$114,109.40**
Accounts Receivable	
Accounts Receivable (A/R)	1,237.00
Total Accounts Receivable	**$1,237.00**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$115,346.40**
Fixed Assets	
Accumulated Depreciation	-81,250.00
Catering Display	1,574.20
Catering Van	36,770.73
Construction In Progress	
Design Services	13,860.00
Pre Construction Services	6,000.00
Total Construction In Progress	**19,860.00**
Kitchen Equipment	15,964.00
Leasehold Improvements - Fire Suppression System	13,320.75
Leasehold Improvements - Gas Line Instulation	7,365.00
Photography Equipment - Phone	1,551.94
Storage Display	1,214.84
Total Fixed Assets	**$16,371.46**
Other Assets	
Owner Advances	17,608.00
Total Other Assets	**$17,608.00**
TOTAL ASSETS	**$149,325.86**

Cultivate Kitchen

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-371.40
Total Accounts Payable	**$ -371.40**
Credit Cards	
American Express	2,872.05
FNBO - HIGH, KATRINA (5891) - 3	90.00
FNBO - KENNE, CAMMIE (5851) - 3	-2,635.60
Master Card #0609	199.05
Total Credit Cards	**$525.50**
Other Current Liabilities	
Loan Payable - SMBX Crowdsourced Funds	59,339.26
Loan Payable - Cammie Read	0.00
Loan Payable - Jill Hansen - $50K - 5 years @ 9% - $1,037.92	47,318.34
Sales Tax Payable	
City	0.00
State	0.00
Total Sales Tax Payable	**0.00**
State Garnishment Payable	0.00
Total Other Current Liabilities	**$106,657.60**
Total Current Liabilities	**$106,811.70**
Total Liabilities	**$106,811.70**
Equity	
Cammie Read Contributions	7,129.12
Daniel Wilson Contribution	20,000.00
Daniel Wilson Distribution	-20,000.00
Katrina High Contribution	8,472.87
Owner Draw - Cammie	-53,520.33
Owner Draw - Katrina High	-110,004.70
Retained Earnings	109,857.04
Net Income	80,580.16
Total Equity	**$42,514.16**
TOTAL LIABILITIES AND EQUITY	**$149,325.86**

Cultivate Kitchen

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	80,580.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	44,983.00
American Express	2,675.72
FNBO - HIGH, KATRINA (5891) - 3	264.31
FNBO - KENNE, CAMMIE (5851) - 3	-1,338.76
Master Card #0609	199.05
Loan Payable - SMBX Crowdsourced Funds	59,339.26
Loan Payable - Ashley & Corin O'Connell (deleted)	-792.44
Loan Payable - Jill Hansen (deleted)	-6,777.38
Loan Payable - Jill Hansen - $50K - 5 years @ 9% - $1,037.92	47,318.34
Loan Payable - Katrina High (deleted)	-116.00
Sales Tax Payable:City	0.00
Sales Tax Payable:State	0.00
State Garnishment Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**145,755.10**
Net cash provided by operating activities	**$226,335.26**
INVESTING ACTIVITIES	
Catering Display	-1,574.20
Catering Van	-36,770.73
Construction In Progress:Design Services	-13,860.00
Construction In Progress:Pre Construction Services	-6,000.00
Leasehold Improvements - Fire Suppression System	-381.67
Photography Equipment - Phone	-1,551.94
Storage Display	-1,214.84
Owner Advances	-17,608.00
Net cash provided by investing activities	**$ -78,961.38**
FINANCING ACTIVITIES	
Cammie Read Contributions	1,534.00
Katrina High Contribution	1,030.00
Owner Draw - Cammie	-29,006.53
Owner Draw - Katrina High	-29,006.56
Net cash provided by financing activities	**$ -55,449.09**
NET CASH INCREASE FOR PERIOD	**$91,924.79**
Cash at beginning of period	22,184.61
CASH AT END OF PERIOD	**$114,109.40**